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ICICI Limited

ICICI announces the launch of web based trading services through its group company : ICICI WebTrade Ltd.

ICICI (NYSE Symbols: IC and IC.d) through its group company namely ICICI WebTrade Limited would be launching a new Internet based trading service at icicidirect.com. The business model that would be that of a combination of thin branches (ICICI Centres which function like cyber points) and the web space. This model has been successfully adopted by leaders in the international market like Charles Schwab.

Not only is ICICI Group the first to offer this service, but icicidirect.com offers the first end to end integrated web based trading service - e-Invest Account that allows the customer seamless electronic trading on the exchanges. Through this unique three-in-one offering, every customer opening an e-Invest account will get a free demat account and a free online banking account.

This integration will enable the customer to tie in his trading bank account and demat account to his e-Invest account electronically. When the customer punches in a trade on his computer, the icicidirect.com server will check the balance in his bank and demat accounts and will execute the trade on the exchange online. All of this will involve no paperwork. icicidirect.com will keep track of all transactions, settlement dates and stock exchange rules, thus making trading a completely hasslefree experience for the customer.

Under this end to end integration, the customer will be offered a free online banking account and a free demat account with every e-Invest account opened. Therefore the customer need not be an existing account holder with ICICI Bank or ICICI Demat Services.

e-Invest allows the customer to not only buy shares to the extent of money in his bank account but also allows him to buy and sell shares on margin, thus leveraging his money. Hence he can buy much more than covered by the actual balance in his bank account. There is a strong risk mitigation module incorporated in the system to protect the customer from over exposure.

In line with ICICI Group's retail focus, this product is targeted at an individual customer who is interested in the stock markets. Any Indian (resident or non-resident) who has access to the Internet, located anywhere in the world can open an e-Invest account with us. For those customers who do not have an independent access to the net, ICICI Centres would provide net access, in the first phase in 12 centres and eventually throughout the country. The ideal mix of technology and Internet as a channel allows us to bring these features to everybody at competitive prices.

The e-Invest account will be introduced in phases after obtaining the necessary regulatory approvals. It is expected that by February 28, 2000 the regulatory guidelines would be in place and statutory approvals would have been obtained. Live trading is therefore expected to commence only at that time. In the interim six weeks, icicidirect.com would be set up in the alpha and beta mode. With effect from January 13, 2000 investors can visit icicidirect.com to view a demo, give feedback and register for the beta testing. Incase the statutory clearances are obtained earlier, we would be ready to launch in line with the same.

The site content will include online quotes and ticker, watchlists, portfolio tracking, charts, online news analysis, markets follow up, research, IPO centre, and view facilities for positions as well as transaction histories.

Except for the historical information contained in this release, statements in this release which contain words or phrases such as "will", "would", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to ICICI Group's ability to obtain statutory and regulatory approvals in respect of this on-line brokering initiative and to successfully implement the integration of various systems in respect of this initiative. In addition there would be certain uncertainties arising from the ability to successfully implement ICICI Group's overall strategy, the actual growth in demand for on-line brokering products, growth and expansion in business, technological implementation and changes, cash flow projections, exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

January 11, 2000

For further investor queries:

Contact: Mr. A.P. Singh on +91-22-6536262 or email to singhap@icici.com

END